Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623

Administrative Offices:
TEVA PHARMACEUTICALS USA
1090 Horsham Road, PO Box 1090
North Wales, PA 19454-1090

Phone: (215) 591 3000
FAX: (215) 591 8600
December 22, 2005
Dear Option Holder:
Concurrent with the effective date of the merger contemplated by the Agreement and Plan of Merger by and among IVAX Corporation, Teva Pharmaceutical Industries Limited (“Teva”) and other parties, Teva will assume the IVAX Stock Option Plans together with all of the outstanding options granted under the Plans.
In connection with the merger, all of the IVAX Options outstanding as of the effective time of the merger will become fully vested and will be converted to options (the “Teva Options”) to purchase ordinary shares of Teva in the form of American Depositary Shares of Teva (“ADSs”) evidenced by American Depositary Receipts. The ADSs are traded on the Nasdaq National Market (“NASDAQ”). The IVAX options will be converted to TEVA Options using the exchange rate of .8471 as defined in the joint proxy/prospectus and the exercise price shall be correspondingly adjusted.
Other than as noted above, your converted Teva Options will continue to have the same terms and conditions (including option periods and expiration dates) under the applicable Plan and remain subject to the agreement pursuant to which your original IVAX Option was granted.
In connection with the conversion, new trading accounts must be established with Merrill Lynch. All current option holders must complete the enclosed Stock Option Exercise and Sell Account Form in order to open an account with Merrill Lynch. Submission of the completed form by itself does not indicate your intention to exercise your options or to sell the resulting stock at this time. Option holders who do not open an account with Merrill Lynch will not be able to exercise options after the merger completion date until an account is opened. The attached procedure for exercising options will be in effect upon the completion of the merger transaction, subject to any blackout periods in connection with the conversion of IVAX options to TEVA options.
Please review the enclosed procedure and complete the Option Exercise and Sell Account Form and return it to Merrill Lynch to expedite the establishment of your new stock option account.
Sincerely,
Joyce L. Hawkins
Senior Director, Shared Services
Human Resources

STOCK OPTION PROCEDURE
Procedure and Necessary Paperwork for Exercising Your Stock Options:
1.	Complete the Merrill Lynch “Stock Option Exercise and Sell Account Form”. Be sure to complete all items and sign in two places at the bottom. This is a double-sided form and cannot be faxed. This form should be completed even if you do not expect to immediately exercise your options. You must mail this form directly to Merrill Lynch at:

Merrill Lynch Attn. Koonz/Gordinier Group 724 West Lancaster Ave. Wayne, PA 19087
Merrill Lynch must receive the original form with original signatures (cannot fax this form). The form will be held on file until you decide to exercise. No option exercise can be completed without Merrill Lynch having this form. The form is double-sided but it is permissible to send each side on separate sheets. The “Merrill Lynch Terms and Conditions” side must be initialed at the bottom if you are sending on a separate sheet.
The Merrill Lynch program will enable Optionees to do the following:
•	Exercise and sell your options (Cashless Sale) without a personal cash outlay. Option cost and taxes withheld will be automatically transferred to the Company and reported as income.

•	Ability to sell sufficient shares to pay for your option cost and taxes (Cashless Purchase). The balance of exercised stock will be sent to you or held in your Merrill Lynch option account.

•	Purchase your options and tax due (Cash Purchase) by sending a certified or bank cashier’s check to Merrill Lynch payable to TEVA. The exercised stock can be sent to you via stock certificate or held in your Merrill Lynch option account.

•	Promptly have the sale of your options executed by a firm that has been ranked “outstanding” in trade executions by independent rating agencies.

•	Review your stock option sales, vest dates, expiration, positions and values.

•	Automatic delivery of stock from the option exercise to your Merrill Lynch account.

•	Receive a specially discounted commission rate to sell your options under the program.

•	No interest charges for an exercise and sell.
Employee Procedure for Exercising Stock Options:
1.	The following documents must be completed to initiate an exercise:
•	Employee Stock Option Exercise and Sell Account Form (MERRILL LYNCH CANNOT EXERCISE YOUR SHARES WITHOUT THIS ORIGINAL DOCUMENT IN OUR POSSESSION)

•	Notice of Election to Exercise Stock Options Form (Can be completed upon your decision to exercise and must be received immediately following option exercise via fax).
2.	Call John Koonz or Carl Gordinier with Merrill Lynch at 610-687-7908, 610-687-7572 or toll free at 877-636-2428, 877-223-0839 as they are responsible for servicing this program. Inform them of your intention.

3.	Once your option cost, expiration and possible restrictions are verified you will be able to exercise and sell your options.

4.	Merrill Lynch will forward funds to the Company on your behalf to pay for the stock option costs and taxes to be withheld. In return, the Company will deliver the stock/stock sale proceeds directly to your Merrill Lynch stock option account.

5.	Net proceeds will be available normally in four to six business days from exercise and may be transferred to the account of your choice.

6.	Quarterly statements will be sent by Merrill Lynch to you reflecting sales of options.

7.	Quarterly statements reflecting outstanding options and vest dates will be mailed to you by ATR, the outside record keeper for this plan.
This communication is being made in respect of the proposed merger involving Teva and IVAX. In connection with the proposed merger, Teva has filed a registration statement on Form F-4 containing a joint proxy statement/prospectus for the shareholders of Teva and IVAX with the SEC. Before making any investment decision, IVAX shareholders and other investors are urged to read the joint proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The registration statement containing the joint proxy statement/prospectus and other documents are available free of charge at the SEC’s website, www.sec.gov. You may also obtain the joint proxy statement/prospectus and other documents free of charge by contacting IVAX Investor Relations at (305) 575-6000 or Teva Investor Relations at 972-3-926-7554.